

February 8, 2017

Shareholder Assistance and Investor Information

FOURTH QUARTER REPORT
DECEMBER 2016

If you need assistance with a change in registration of certificates, combining your certificates into one, reporting lost certificates, non-receipt or loss of dividend checks, enrollment in the dividend reinvestment plan, assistance regarding direct deposit of dividends, information about the Company, or to receive copies of financial reports, please contact Kristy Adams Alfieri, Assistant Secretary at 802.888.0982 or contact our Transfer Agent at the address and phone number listed below:

TRANSFER AGENT:

Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717
866.321.8022 or
720.378.5956
Email: shareholder@broadridge.com

NASDAQ STOCK MARKET

Ticker Symbol: UNB
Corporate Name: Union Bankshares, Inc.
Corporate Address:
20 Lower Main Street
P.O. Box 667
Morrisville, VT 05661-0667
Investor Relations: UBLOCAL.COM

to our SHAREHOLDERS

We are pleased to report selected financial results for Union Bankshares, Inc. for the year ended December 31, 2016. Consolidated net income was $8.5 million, or $1.91 per share for the year ended December 31, 2016, compared to $7.9 million, or $1.77 per share, for the same period in 2015, an 8.0 % improvement year over year. Total assets increased by $62.6 million, or 10.0%, loans increased $35.1 million, or 6.92%, and deposits increased $37.3 million, or 6.6%, and total shareholders' equity increased 4.7% to $56.1 million compared to December 31, 2015. We are pleased to report that 2016 was the fifth consecutive year Union Bankshares, Inc. has generated record earnings. We could not produce these results without the hard work of our nearly 200 full and part time staff. They are a terrific group whom we are grateful for.

Last year at this time we were very concerned about how warm the weather had been over the Christmas/New Year holidays and how this might impact our local travel and tourism industry. Unfortunately, the season never really turned around weather wise and as a result, the travel and tourism industry had one of their worst winter seasons in memory. Subsequently and luckily, the summer and fall seasons were as good as the winter was bad, allowing industry participants to dig themselves out of the winter-caused hole. This year's winter season started well, with some snow, but more importantly, sustained low temperatures that allowed the ski areas to "blow snow" for their skiers and riders. Most of the ski areas in our region have upgraded to modern snow making equipment and improved access to water. While natural snow is nice, if we have cold weather and water, the skiers and riders can have a great experience. For this winter, so far, so good.

Over the last several months we have fielded many questions from shareholders and the general public about Union Bankshares, Inc. stock price. It is our policy not to comment about Union Bankshares stock price and allow market participants to draw their own conclusions about the value of the company. In any event, anything we might say would be speculation on why "the market" happens to value the company a certain way at a certain time. What we do know is that during 2016 Union Bankshares, Inc. became part of the Russell 2000 Index, which may have drawn some attention to our company. This inclusion could be transitory as the index is rebalanced every year. Our strategic view and daily operations don't change with the vagaries of the stock market. We operate your company with the long view of growing and operating profitably, being a good corporate citizen while treating our staff well, and sharing profits with our owners while augmenting capital to allow us to grow. As we continue to do these things well our shareholders should be rewarded through gains in our market value and a reliable, growing, dividend stream.

We are pleased to inform you that on January 18, 2017, the Board of Directors declared a regular quarterly cash dividend of $.29 per share, payable February 8, 2017 to shareholders of record as of January 28, 2017. This dividend represents an increase from $.28 to $.29 per share, or a 3.6% increase. Enclosed please find your dividend check or advice of deposit. As a reminder, we would be pleased to help you set up automatic deposit of your dividend either to a Union Bank account or a financial institution of your choice. Please contact Assistant Secretary Kristy Adams Alfieri for assistance at 802.888.0982.

Kenneth D. Gibbons
Chairman

David S. Silverman
President & Chief Executive Officer

Union Bankshares, Inc.

Union Bankshares, Inc.

About **Union Bankshares**

Union Bankshares, Inc. operates as the holding company for Union Bank, which provides commercial, retail and municipal banking services and asset management services throughout northern Vermont and New Hampshire. Union Bank was founded in 1891 in Morrisville, Vermont, where the Bank's and its holding company's headquarters are located. Union Bank operates 17 banking offices and three loan centers and several ATMs throughout its geographical footprint.

Union Bank has earned an outstanding reputation for residential lending programs and has recently been named, for the third consecutive year, the USDA RD Vermont lender of the year. Union Bank is also an SBA Preferred lender and has an Outstanding Community Reinvestment Act rating.





Consolidated **Balance Sheets**

(unaudited, in thousands)

ASSETS	DEC. 31, 2016	DEC. 31, 2015
Cash and Due from Banks	$4,272	$4,217
Federal Funds Sold & Overnight Deposits	35,003	13,744
Interest Bearing Deposits in Banks	9,504	12,753
Investment Securities	66,555	59,327
Loans Held for Sale	7,803	5,635
Loans, net	533,939	501,021
Reserve for Loan Losses	(5,247)	(5,201)
Premises and Equipment, net	13,525	13,055
Accrued Interest & Other Assets	26,117	24,328
Total Assets	**$691,471**	**$628,879**

LIABILITIES & SHAREHOLDERS' EQUITY	DEC. 31, 2016	DEC. 31, 2015
Noninterest Bearing Deposits	$112,384	$99,826
Interest Bearing Deposits	382,083	310,203
Time Deposits	103,193	150,379
Borrowed Funds	31,595	9,564
Accrued Interest & Other Liabilities	6,112	5,339
Common Stock	9,874	9,864
Additional Paid in Capital	620	501
Retained Earnings	53,086	49,524
Accumulated Other Comprehensive (Loss) Income	(3,454)	(2,302)
Treasury Stock at Cost	(4,022)	(4,019)
Total Liabilities & Shareholders' Equity	**$691,471**	**$628,879**

Standby letters of credit were $1,534,000 and $1,614,000 at December 31, 2016 and 2015, respectively.

Consolidated **Statements of Income**

(unaudited, in thousands)

	DEC. 31, 2016	DEC. 31, 2015	DEC. 31, 2016	DEC. 31, 2015
	(3 months ended)		(12 months ended)	
Interest Income	$6,914	$6,378	$26,836	$25,144
Interest Expense	558	478	2,061	2,025
Net Interest Income	6,356	5,900	24,775	23,119
Provision for Loan Losses	—	150	150	550
Net Interest Income After Provision for Loan Losses	6,356	5,750	24,625	22,569
Trust Income	214	181	737	719
Noninterest Income	2,339	2,217	9,403	9,073
Noninterest Expenses:				
Salaries & Wages	2,681	2,437	10,203	9,517
Pension & Employee Benefits	866	735	3,525	2,977
Occupancy Expense, net	340	293	1,263	1,279
Equipment Expense	512	529	2,115	1,875
Other Expenses	1,896	1,690	7,115	6,656
Total	6,295	5,684	24,221	22,304
Income Before Taxes	2,614	2,464	10,544	10,057
Income Tax Expense	269	537	2,033	2,179
Net income	**$2,345**	**$1,927**	**$8,511**	**$7,878**
Earnings Per Share	**$0.53**	**$0.44**	**$1.91**	**$1.77**
Book Value Per Share			**$12.57**	**$12.02**

Union Bankshares, Inc.

DIRECTORS

Kenneth D. Gibbons - *Chairman*
Neil J. Van Dyke - *Vice Chairman*
Steven J. Bourgeois
Dawn D. Bugbee
John M. Goodrich
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet

OFFICERS

Kenneth D. Gibbons - *Chairman*
David S. Silverman - *President & CEO*
Karyn J. Hale - *Chief Financial Officer*
John H. Steel - *Secretary*
Kristy Adams Alfieri - *Assistant Secretary*
Jeffrey G. Coslett - *Vice President*

Union Bank

DIRECTORS

Kenneth D. Gibbons - *Chairman*
Neil J. Van Dyke - *Vice Chairman*
Steven J. Bourgeois
Dawn D. Bugbee
John M. Goodrich
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet

REGIONAL ADVISORY BOARD MEMBERS

Michael R. Barrett - *St. Johnsbury*
Joel S. Bourassa - *Northern NH*
Steven J. Bourgeois - *St. Albans*
Stanley T. Fillion - *Northern NH*
Rosemary H. Gingue - *St. Johnsbury*
John M. Goodrich - *St. Johnsbury*
Richard L. Isabelle - *St. Johnsbury*
Christopher M. Knapp - *Northern NH*
Coleen K. Kohaut - *St. Albans*
Justin P. Lavely - *St. Johnsbury*
Daniel J. Luneau - *St. Albans*
Mary K. Parent - *St. Johnsbury*
Samuel H. Ruggiano - *St. Albans*
David S. Silverman - *All*
Schuyler W. Sweet - *Northern NH*

Union Bank Offices

(ATMs at all Branch Locations)

VERMONT

Barre	Loan Center 14 North Main Street	802.476.0062
Danville	421 Route 2 East	802.684.2211
Fairfax	Jct. Routes 104 & 128	802.849.2600
Hardwick	103 VT Route 15 West	802.472.8100
Jeffersonville	44 Main Street	802.644.6600
Johnson	198 Lower Main Street	802.635.6600
Lyndonville	183 Depot Street	802.626.3100
Morrisville	20 Lower Main Street 65 Northgate Plaza	802.888.6600 802.888.6860
Newport	Loan Center 325 East Main Street	802.334.0750
St. Albans	15 Mapleville Depot	802.524.9000
St. Johnsbury	364 Railroad Street 325 Portland Street	802.748.3131 802.748.3121
S. Burlington	Loan Center 30 Kimball Avenue	802.865.1000
Stowe	47 Park Street	802.253.6600

NEW HAMPSHIRE

Groveton	3 State Street	603.636.1611
Littleton	263 Dells Road 76 Main Street	603.444.7136 603.444.5321
Lincoln	135 Main Street	603.745.4000
N. Woodstock	155 Main Street	603.745.2488